2002 annual report

USPh

U.S. PHYSICAL THERAPY, INC.



returning patients to **greatness**.

Forbes 2002 Best Small Companies | IBD Corporate Leaders Top Medical Companies | The Bloomberg 100 | BusinessWeek 2002 Hot Growth Companies | FSB Magazine 100 America's Fastest Growing Small Companies


success requires the support of our **partnership**.

financial**highlights**

for years ended december 31

statement of operations data (in thousands, except per share data)	2002	2001	2000	1999	1998
net revenues	$94,739	$80,948	$63,222	$51,368	$44,837
income before income taxes	$13,724	$11,503	$6,138	$3,962	$2,704
net income	$8,488	$7,071	$3,735	$2,394	$1,596
earnings per commonshare:					
basic (1)	$0.77	$0.70	$0.40	$0.23	$0.15
diluted (1)	$0.67	$0.55	$0.34	$0.23	$0.14
balance sheet data					
total assets (2)	$41,033	$36,742	$22,970	$23,346	$24,362
long-term debt, less current portion	$2,350	$3,021	$7,226	$8,087	$8,126
working capital	$20,234	$19,130	$10,420	$12,493	$12,832
financial ratios					
current ratio (2)	8.10	6.03	4.14	6.79	5.45
total long-term debt to total capitalization	0.07	0.12	0.46	0.43	0.41

1. All per share information has been adjusted to reflect a two-for-one stock split on January 5, 2001, and a three-for-two stock split on June 28, 2001.
2. A reclassification has been made in 2001 to conform to the presentation used for 2002. The reclassification had no effect on net income.

:: net**revenues** & clinic operating**cost** per visit


$89.50
$90.76
$90.70
$92.94
$94.36
$67.21
$66.46
$64.89
$63.01
$64.27
'98
'99
'00
'01
'02
net revenues per visit
clinic operating cost per visit

:: diluted**earnings** per common share


$0.14
$0.23
$0.34
$0.55
$0.67
'98
'99
'00
'01
'02

NOTE: per share information has been adjusted to reflect a two-for-one stock split on January 5, 2001, and a three-for-two stock split on June 28, 2001.



USPH™ NASDAQ LISTED

Russell 2000® Index 3000® Index


working on the job has risks. our business includes treating the **injured worker**.

chairman'smessage

Dear Shareholders,


Roy W. Spradlin, chairman, president & CEO

In 2002, the national economy and continuing challenges in our industry certainly tested the mettle of our ability to forecast, maneuver and execute strategy in a "battlefield environment". Our singular commitment to the outpatient clinic business and continuing emphasis on de novo clinic development (rather than acquisition) has resulted in a balance sheet that has substantial working capital and is almost debt free. Despite a year that was difficult because of both the economy and bad winter weather, we achieved double-digit growth of 22% in our earnings per share and opened a record 40 new clinics during the year, bringing total clinics at year-end to 202. We have made the decision to continue to develop new clinics at a rapid pace, with a target of 40 to 45 new clinics in 2003.


Forbes

James S. Berrien
President · Forbes Magazine Group

January 13, 2003

Roy W Spradlin
U S Physical Therapy
3040 Post Oak Blvd, #222
Houston, TX 77056

Dear Mr. Spradlin,

Congratulations on being named as one of Forbes' "200 Best Small Companies." We were proud to feature you in this special issue, dedicated to today's hottest up and comers.

Every issue of Forbes spotlights entrepreneurs like you and the spirit companies like yours bring to the business community. But, once a year we name the best of the best entrepreneurs with an annual feature spotlighting rising stars. Forbes is proud to name you one of those rising stars and looks forward to your contributions to the business community.

With best regards,

Jim Berrien

Forbes Building · 60 Fifth Avenue · New York, NY 10011

applause

With all the corporate governance issues that have tarnished some corporations, our shareholders should know that five of the seven members of our Board of Directors are completely independent of the company. Our Audit, Compensation and Compliance Committees each consist of three independent board members. Our Board members take their responsibilities to the shareholders very seriously and are a great source of support and guidance for me.

Our theme for this report was to take a whimsical look at the physical challenges people face both at work and at play that often cause injury requiring our services. The vintage nature of the photographs further suggests that the need for care has always been present through the years and will continue to grow as people push their abilities to the maximum. The cover was an even rarer find, carrying a message that our clinical goal is to return our patients to maximum ability, or "tongue and cheek" returning every lion to greatness.

The company has grown to over 1200 employees. Attracting the right people is always a challenge but one that we have continued to meet successfully. To be a part of our team, we seek out rare attributes:

:: Respect for the physicians and patients that place their belief in us.

:: Commitment to measuring success by financial return.

:: Morals and ethics that are deeply rooted.

:: Support, commitment and respect for fellow workers.

I'm also proud of the awards bestowed on us this year:

:: Forbes Magazine 200 Best Small Companies

:: Fortune FSB Magazine America's 100 Fastest Growing Small Companies

:: Business Week Magazine 2002 Hot Growth Companies

:: Bloomberg Personal Finance Magazine 100 Hot Stocks Annual Rating

:: Investor's Business Daily Corporate Leaders/Top Medical Companies

202 clinics in 34 states as of December 31, 2002


WA 1
OR 6
MT 1
ID 5
WY 1
NV 1
CA 2
SD 1
NE 1
MN 3
IA 3
WI 11
IL 2
MO 1
MI 31
OH 5
PA 4
VT 4
ME 8
NH 2
CT 2
NJ 10
VA 10
NC 7
SC 1
TN 2
OK 8
NM 1
MS 6
AL 1
GA 6
LA 4
TX 40
FL 11
example: TX 40 denotes 40 clinics in Texas

Internally, we have continued to refine the infrastructure that allows us to continue seamlessly to add and support new clinics. Some of the principal components of our corporate support team are the following:

:: Four operating regions based on geography headed up by seasoned Operations Vice Presidents and regional support staff. This operational division of the company allows us to quickly focus on clinic issues.

:: A talented Information Systems group that has brought us to the cutting edge of reports that flow a daily set of information critical to navigating the sea of continuous change. Utilization of web-based applications in particular allows us to make great strides in creating a seamless connection between our home offices and our field operations.

:: A Compliance\Internal Audit Group to ensure that we are on the straight and narrow track. Each clinic is audited at least once a year by our own auditors, and we have recently outsourced the corporate internal audit function to a public accounting firm independent of our current auditors. Our investment in this area should help to assure investors of the integrity of our operations, both from a healthcare regulatory perspective and from an auditing and SEC standpoint.

:: A Business Development Group that has replaced the standard marketing efforts with a mandate of guiding our field personnel with market share strategies, identification of potential locations for satellite growth and patient cancellation reduction plans.

In our third quarter guidance, we estimated earnings per share for the year of 64 to 68 cents and achieved the higher end of that guidance at 67 cents per share, earning 17 cents per share in the fourth quarter.


:: number of clinics
99
113
139
162
202
'98
'99
'00
'01
'02



We were able to achieve the high-end of the 35 to 40 new clinic openings projected at the beginning of 2002 by opening 40 new clinics. In 2003, we are planning to open 40 to 45 facilities, which meets our goal of 20 percent annual growth in total clinics. We intend to open new clinics in 2003 more evenly throughout the year than in 2002, providing us an earlier revenue build-up from the new clinics. During the first quarter of 2003, 13 new clinics were completed, of which 11 were actively treating patients at quarter-end.

We feel that the Medicare annual payment limitation of $1,590 per patient for outpatient physical and occupational therapy patients that becomes effective July 1, to be in effect for six months in 2003, will have a negative impact on our revenues and profits , but we cannot precisely determine the magnitude of the impact at this time. The effect of this limitation may be reduced by secondary insurance, payments from patients and development of more attractive payer sources. The impact for 2004 will be more substantial and could result in as much as a reduction in earnings equal to 10% if our efforts to reduce the impact are unsuccessful.

As to last year, net income was $8,488,000 for 2002, an increase 20 percent over last year. Earnings per share increased 22 percent to 67 cents.

Total patient revenues for the year rose 18 percent from last year on a 15 percent increase in patient visits to 1,004,000. For all of 2002, average patient revenues per visit were up two percent. Same store sales for the year increased 14 percent on an 11.7 percent increase in same store visits to 972,000.

The 32,000 visits contributed by the clinics opened in 2002 was 10,000 fewer visits than the new 2001 clinics contributed in 2001 due primarily to the number of 2002 clinics that were opened later in the year. Thus, the clinics that we opened in 2002 generated a pre-tax



people often get injured at play. our business includes treating **recreational injury**.

loss of $400,000 as compared to $600,000 in pre-tax income produced in 2001 by the new 2001 clinics.

In the fourth quarter we made a change in the way we classify profit distributions to clinic-limited partners for clinic partnerships formed after 2000 (twenty-six clinic partnerships). This accounting treatment is the result of new accounting rules and alters the manner in which payments to partners are reported as an interest in profits. Those payments will now be classified as compensation expense, rather than minority interest. This change was only a reclassification and did not affect income.


:: netrevenues
in thousands
$44,837
$51,368
$63,222
$80,948
$94,739
'98
'99
'00
'01
'02
:: patientvisits
501,000
566,000
697,000
871,000
1,004,000
'98
'99
'00
'01
'02



Another result of this accounting rule is that buyouts of limited partner interests in post-2000 clinics will be viewed as compensation in the future and expensed, rather than being capitalized as in past acquisitions of minority interests. This accounting treatment would negatively impact our decision to buy out partnership interests in the future. We may make changes in the partnership structure for future clinics to accommodate this accounting change.

We repurchased 795,600 shares of common stock during the year of which 245,600 were purchased during the fourth quarter. As of year-end we still had 69,400 shares available for repurchase under the September 2001 Board authorization. And we just received at a recent Board meeting authorization to purchase another 250,000 shares.

Cash flow continues to be strong with EBITDA increasing to $16.9 million for the year, an 18 percent increase over the previous year. Days in accounts receivable declined to 71 from 81 last year as cash collections increased to $91.1 million from $76.8 million last year.

The company continues to fund all of its operational needs from cash flow with an almost debt free balance sheet and is well positioned for 2003. In trying economic times like these, some companies would quit expanding and wait for better times. We believe that some of the best opportunities occur in tough economic environments, and we do not intend to slow our clinic growth. Given appropriate opportunities, we may even accelerate our clinic growth. We believe that when the economy turns around, we should be well-positioned for further profit growth.

In closing, you can see that the concept that we initiated in 1990 has continued to deliver in a good or bad economy. We're able to adjust with the times because of the "rare breed" of entrepreneurial partners we have in the field who are motivated and responsive to our mentoring and guidance. They emerge from being good at what they do before they joined us to becoming seasoned operators who can take the rewards home for themselves and their families. It's a new experience for many who were unable to go beyond the limitations of their former employment.




:: income before income taxes
in thousands
$2,704
$3,962
$6,138
$11,503
$13,724
'98
'99
'00
'01
'02
:: EBITDA earnings before interest, taxes, depreciation and amortization
in thousands
$5,505
$6,779
$9,249
$14,335
$16,893
'98
'99
'00
'01
'02

To our shareholders and employees, I thank you for your confidence.

Sincerely,

Roy Spradlin

Roy Spradlin
Chairman, President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-11151

U.S. PHYSICAL THERAPY, INC.
(Name of registrant as specified in its charter)

Nevada **(State or other jurisdiction of incorporation or organization)**	**76-0364866** **(I.R.S. Employer Identification No.)**
1300 West Sam Houston Parkway South, Suite 300, Houston, Texas **(Address of principal executive offices)**	**77042** **(Zip Code)**

Registrant's telephone number, including area code: (713) 297-7000

Securities registered pursuant to Section 12(b) of the Exchange Act: Not Applicable

Securities registered pursuant to Section 12(g) of the Exchange Act:

Common Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

As of June 28, 2002, based upon the closing price on such date, the aggregate market value of the voting stock held by non-affiliates of the registrant was: $135,793,371

As of March 18, 2003, the number of shares outstanding of the registrant's common stock, par value $.01 per share, was: 11,878,371

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K
Portions of Definitive Proxy Statement for the 2003 Annual Meeting of Shareholders	PART III

Forward Looking Statements

We make statements in this report that are considered to be forward-looking statements within the meaning under Section 21E of the Securities and Exchange Act of 1934. These statements involve risks and uncertainties that could cause actual results to differ materially from those we project. When used in this report, the words "anticipates," "believes," "estimates," "intends," "expects," "plans," "should," "appear" and "goal" and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on our current views and assumptions and involve risks and uncertainties that include, among other things:

- general economic, business, and regulatory conditions;
- competition discussed under the heading "Competition" below;
- federal and state regulations discussed under the heading "Regulation and Healthcare Reform" below;
- the availability of sufficient numbers of physical therapists with a following in the community for us to realize our plan to expand the number of our clinics by 20% of our base per year, discussed under the heading "Factors Affecting Future Results" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors", below; and
- weather.

These factors are beyond our control.

Given these uncertainties, you should not place undue reliance on our forward-looking statements. Please see the other sections of this report and our other periodic reports filed with the Securities and Exchange Commission (the "SEC") for more information on these factors. Our forward-looking statements represent our estimates and assumptions only as of the date of this report. Except as required by law, we are under no obligation to update any forward-looking statement, regardless of the reason the statement is no longer accurate.

PART I

Item 1. *Our Business.*

General

Our company, U.S. Physical Therapy, Inc., through our subsidiaries, operates outpatient physical and occupational therapy clinics which provide pre- and post-operative care and treatment for a variety of orthopedic-related disorders and sports-related injuries. U.S. Physical Therapy, Inc. was formed in April 1992 under the corporate laws of the state of Nevada. We are organized as a Nevada corporation with operating subsidiaries organized in the form of limited partnerships and wholly-owned corporations. Unless the context otherwise requires, references in this Form 10-K to "we", "our" or "us" includes U.S. Physical Therapy, Inc. and all our subsidiaries.

At December 31, 2002, we operated 202 outpatient physical and occupational therapy clinics in 34 states. Our strategy is to develop and acquire outpatient clinics on a national basis, though our clinics are currently concentrated in 6 states — Texas, Michigan, Wisconsin, Florida, Virginia and New Jersey. The average age of the 202 clinics in operation at December 31, 2002 was 4.15 years. We developed 196 of the clinics and acquired six.

Our clinics provide pre- and post-operative treatment for orthopedic-related disorders, sports-related injuries, preventative care, rehabilitation of injured workers and neurological-related injuries. Our clinics initially perform a tailored and comprehensive evaluation of each patient, which is then followed by a treatment plan specific to the injury. The treatment plan may include a number of procedures, including ultrasound, electrical stimulation, hot packs, iontophoresis, therapeutic exercise, manual therapy techniques, education on management of daily life skills and home exercise programs. A clinic's business primarily comes from referrals by local physicians. The principal sources of payment for the clinics' services are commercial health insurance, workers' compensation insurance, managed care programs, Medicare and proceeds from personal injury cases.

We continue to seek to attract physical and occupational therapists who have established relationships with physicians by offering them a competitive salary; a bonus based on his or her clinic's net revenue and profitability; and a share of the profits of the clinic operated by that therapist.

In addition to our owned clinics, we also manage five physical therapy facilities for third parties, including physicians.

On January 5, 2001, we effected a two-for-one common stock split in the form of a 100% stock dividend to stockholders of record as of December 27, 2000. On June 28, 2001, we effected a three-for-two common stock split in the form of a 50% stock dividend to stockholders of record as of June 7, 2001. Fractional shares resulting from the three-for-two stock split were paid to shareholders in cash. All share and per share amounts stated in this report have been adjusted to reflect the effect of the stock splits.

Our principal executive offices are located at 1300 West Sam Houston Parkway, Suite 300, Houston, Texas 77042, and our telephone number is (713) 297-7000.

Our Clinics

Most of our clinics are owned by limited partnerships (the "Clinic Partnerships") in which we own the general partnership interest, and the managing therapists of the clinics own limited partnership interests. The therapist partners have no interest in the net losses of Clinic Partnerships, except to the extent of their capital accounts. Increasingly we have developed satellite clinic facilities that are extensions of existing clinics; accordingly Clinic Partnerships may consist of more than one clinic location. As of December 31, 2002, through wholly-owned subsidiaries, we owned a 1% general partnership interest in all the Clinic Partnerships, except for one clinic in which we own a 6% general partnership interest. Our limited partnership interests range from 49% to 99% in the Clinic Partnerships, but with respect to 73% of our clinics, we own a limited partnership interest of 64%. For the great majority of the Clinic Partnerships the managing therapist of each clinic (along with other therapists at the clinic in several of the partnerships) own the remaining limited partnership interests in the Clinic Partnerships.

In the majority of the Clinic Partnership agreements, the therapist partner begins with a 20% profit interest in his or her Clinic Partnership which increases by 3% at the end of each year until his or her interest reaches 35%. We have recently revised our accounting for these Clinic Partnership interests owned by the therapist partners; as to Clinic Partnerships formed after January 18, 2001, profit allocated to therapist partners is treated as compensation expense. See "Significant Accounting Policies" — Note 2 in Item 8.

We also own 43 clinics that have no therapist partner; the managing director therapist participates in a profit interest program similar to our partnership agreements, without having any ownership interest in the clinic. Given our change in accounting for therapist partners, we may expand our number of wholly owned clinics.

Typically each therapist partner or director enters into an employment agreement for a term ranging from one to two years with his or her Clinic Partnership; each agreement provides for a covenant not to compete during his or her employment and for two years thereafter. Under each employment agreement the therapist partner receives a base salary and a bonus based on the net revenues or operating profit generated by his or her Clinic Partnership. Each employment agreement provides that upon termination we can require the therapist to sell his or her partnership interest in the Clinic Partnership to us or the Clinic Partnership for the amount of his or her capital account if the termination is for "cause" or for breach of the employment agreement; if the termination is occasioned by or because of the therapist's death or disability, or the expiration of the initial or any extended term of the employment agreement, the buy out price is for an amount set in a predetermined formula based on a multiple of prior profitability.

Each clinic maintains an independent local identity, while at the same time enjoying the benefits of national purchasing, third-party payor contracts and centralized management practices. Under a management agreement, one of our subsidiaries provides a variety of services to each clinic, including supervision of site selection, construction, clinic design and equipment selection, establishment of accounting systems and procedures and training of office support personnel, operational direction, ongoing accounting services and marketing support.

Our typical clinic occupies approximately 1,500 to 3,000 square feet of space under a lease in an office building or shopping center. We attempt to lease ground level space for ease of access to our clinics. We also attempt to make the decor in our clinics less institutional and more aesthetically pleasing than hospital clinics. Typical minimum staff at a clinic consists of a licensed physical or occupational therapist and an office manager. As patient visits grow, staffing may also include additional physical or occupational therapists, therapy assistants, aides, exercise physiologists, athletic trainers and office personnel. All therapy services are performed under the direct supervision of a licensed therapist.

We currently provide services at our clinics only on an outpatient basis. Patients are usually treated for approximately one hour per day, two to five times a week, typically for two to six weeks. We generally charge for treatment on a "per procedure" basis. In addition, our clinics will develop, when appropriate, individual maintenance and self-management exercise programs to be continued after treatment. We continually assess the potential for developing new services and expanding the method of providing our services, with an emphasis on cost containment.

Risk Factors

Our business, operations and financial condition are subject to various risks. Some of these risks are described below, and readers of this Annual Report on Form 10-K should take such risks into account in evaluating our company or making any decision to invest in us. This section does not describe all risks applicable to our company, our industry or our business, and it is intended only as a summary of material factors affecting our business.

We depend upon reimbursement by third-party payors.

Substantially all of our revenues are derived from private and governmental third-party payors. In 2002, approximately 79% of our revenues were derived from commercial insurers, managed care plans, workers' compensation payors and other private pay revenue sources, approximately 20% from Medicare and approximately 1% from Medicaid. Initiatives undertaken by major insurers and managed care companies to contain healthcare costs affect the profitability of our clinics. These payors attempt to control healthcare costs by contracting with healthcare providers to obtain services on a discounted basis. We believe that this trend will continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates. We also receive payments from the Medicare program under a fee schedule. These payments will be subject to an annual limit of $1,590 per patient, effective for services rendered on or after July 1, 2003. Bills have been introduced in both houses of Congress (S569/HR1125) to permanently repeal this financial limit on therapy services, but if not repealed such limitation could have a adverse impact on our revenues beginning in 2004. We expect that efforts to contain federal spending for Medicare will continue to seek limitations on Medicare reimbursement for various services, and we cannot predict whether any of these efforts will be successful or what effect, if any, such limitations would have on our business. See "Our Business — Regulation and Healthcare Reform" in Item 1.

We depend upon the cultivation and maintenance of established relationships with the physicians in our markets.

Our success is dependent upon referrals from physicians in the communities our clinics serve and our ability to maintain good relations with these physicians. Physicians referring patients to our clinics are free to refer their patients to other providers. If we are unable to successfully cultivate and maintain strong relationships with these physicians, our business may decrease and our net operating revenues may decline.

We also depend upon our ability to recruit and retain experienced physical therapists who have established relationships with the physicians in our markets.

As mentioned above, our revenue generation is dependent upon referrals from physicians in the communities our clinics serve, and our ability to maintain good relations with these physicians. Our therapists are the front line for generating these referrals and we are dependent on their talents and skills to successfully cultivate and maintain strong relationships with these physicians. If we cannot recruit and retain our base of experienced and established therapists, our business may decrease and our net operating revenues may decline. Periodically, we have clinics in isolated communities that are temporarily unable to operate due to the unavailability to identify partner caliber therapists.

Our revenues may decline due to weather.

We have a significant number of clinics in states that normally experience snow and ice during the winter months. Extended periods of severe snow and ice could cause the inability of our staff or patients to travel to our clinics, which may cause a decrease in our net operating revenues. Winter months in which snow is minimal for states in which we have clinics may also result in reduced revenues because of the lower incident of injuries resulting from winter sports and accidents.

Our revenues may decline during prolonged economic slow down or recession.

Our revenues are a reflection of the number of visits made by patients to our clinics. Some therapy and some surgical treatments that lead to patient need for therapy are elective or can be deferred. During periods of high unemployment or general economic decline, patient visits decline.

Our operations are subject to extensive regulation.

The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:

- facility and professional licensure, including certificates of need;
- conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self- referral;
- addition of facilities and services; and
- payment for services.

Recently, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including our line of business. We believe we are in substantial compliance with all laws, but differing interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our methods of operations, facilities, equipment, personnel, services and capital expenditure programs and increase our operating expenses. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. See "Our Business — Regulation and Healthcare Reform" in Item 1.

Healthcare reform legislation may affect our business.

In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare programs. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation on us. That impact may be material to our business, financial condition or results of operations.

We operate in a highly competitive industry.

We encounter competition from local, regional or national entities, some of which have superior competitive advantages. Intense competition may adversely affect our business, financial condition or results of operations. See "Our Business — Competition" in Item 1.

Factors Influencing Demand for Therapy Services

We believe that the following factors, among others, influence the growth of outpatient physical and occupational therapy services:

- *Economic Benefits of Therapy Services.* Purchasers and providers of healthcare services, such as insurance companies, health maintenance organizations, businesses and industries, continuously seek ways to save on the cost of traditional healthcare services. We believe that our therapy services provide a cost-effective way to prevent short-term disabilities from becoming chronic conditions and to speed recovery from surgery and musculoskeletal injuries.
- *Earlier Hospital Discharge.* Changes in health insurance reimbursement, both public and private, have encouraged the early discharge of patients to reduce costs. We believe that early hospital discharge practices foster greater demand for outpatient physical and occupational therapy services.
- *Aging Population.* The elderly population has a greater incidence of major disability. As this segment of the population grows, we believe that demand for rehabilitation services will expand.

Marketing

We focus our local marketing efforts on physicians, mainly orthopedic surgeons, neurosurgeons, physiatrists, occupational medicine physicians and general practitioners. In marketing to the physician community, we emphasize our commitment to quality patient care and communication with physicians regarding patient progress. We employ personnel to assist clinic directors in developing and implementing marketing plans for the physician community and to assist in establishing referral relationships with health maintenance organizations, preferred provider organizations, industry and case managers and insurance companies.

Sources of Revenue

Payor sources for clinic services are primarily commercial health insurance, managed care programs, workers' compensation insurance, Medicare and proceeds from personal injury cases. Commercial health insurance, Medicare and managed care programs generally provide coverage to patients utilizing our clinics after payment of normal deductibles and co-insurance payments. Workers' compensation laws generally require employers to provide, directly or indirectly through insurance, for their employees' costs of medical rehabilitation from work-related injuries and disabilities and, in some jurisdictions, mandatory vocational rehabilitation, usually without any deductibles, co-payments or cost sharing. Treatments for patients who are parties to personal injury cases are generally paid from the proceeds of settlements with insurance companies or from favorable judgments. If an unfavorable judgment is received, collection efforts are generally not pursued against the patient and the patient's account is written off against established reserves. Bad debt reserves relating to personal injury accounts receivable are regularly reviewed and adjusted as appropriate.

The following table shows our payor mix for the years ended:

	December 31, 2002		December 31, 2001	
Payor	Visits	Payor Mix Percentage	Visits	Payor Mix Percentage
Commercial Health Insurance	278,000	27.7%	242,000	27.8%
Managed Care Programs	289,000	28.8%	239,000	27.4%
Workers' Compensation Insurance	176,000	17.5%	177,000	20.3%
Medicare/Medicaid	213,000	21.2%	165,000	19.0%
Other	48,000	4.8%	48,000	5.5%
Total	1,004,000	100.0%	871,000	100.0%

Our business also depends to a significant extent on our relationships with commercial health insurers, workers' compensation insurers, and health maintenance organizations and preferred provider organizations. In some geographical areas, our clinics must be approved as providers by key health maintenance organizations and preferred provider plans to obtain payments. As to these clinics, failure to obtain or maintain these approvals would adversely affect their financial results.

Approximately 20% of our visits are from patients with Medicare insurance coverage. To receive Medicare reimbursement, a rehabilitation agency or the individual therapist must meet applicable participation conditions set by HHS (the Health and Human Services Department of the federal government) relating to the type of facility, equipment, record keeping, personnel and standards of medical care, and also must comply with all state and local laws. HHS periodically inspects or surveys clinics for compliance. As of December 31, 2002, 159 of our clinics have been certified as rehabilitation agencies by Medicare and an additional 27 clinics, not certified as rehabilitation agencies, have individual therapists certified by Medicare to provide services as physical therapists in private practice. We anticipate that newly developed clinics will generally elect to become certified as Medicare providers. No assurance can be given that the newly developed clinics will be successful in becoming certified as Medicare providers.

Since 1999, reimbursement for outpatient therapy services has been made according to a fee schedule published by the HHS. Under the Balanced Budget Act of 1997 the total amount paid by Medicare in any one year for outpatient physical (including speech-language pathology) or occupational therapy to any one patient is limited to $1,500, except for services provided in hospitals. After a three year moratorium, this financial limitation on therapy services will be implemented for services rendered on or after July 1, 2003. The total amount paid by Medicare in any one year has been adjusted up to $1,590, and the full amount will be available for the six month period between July 1, 2003 and December 31, 2003. Effective January 1, 2004 this financial limitation, as adjusted for inflation, will be an annual limit. Legislation has been introduced in both houses of Congress (S569/HR1125) to permanently repeal this financial limit on therapy services. If the limit had been in effect as of July 1, 2002, we estimate that Medicare payments exceeding the cap for 2002 would have been $1.2 million. The potential negative impact on revenue could be reduced by receiving payments from secondary insurance carriers, patients electing to self-pay, and most importantly by replacing lost revenues by more aggressive marketing efforts focused on decreasing Medicare as a percentage of our total business. In the event such negative impact is not mitigated by such efforts, the limit could have a adverse impact on 2004 income (potentially as much as a 10% reduction) since the limit will apply for the entire year.

Medicare regulations require that a physician certify the need for therapy services for each patient and that these services be provided under an established plan of treatment, which is periodically revised. State Medicaid programs generally do not provide coverage for outpatient physical or occupational therapy; thus Medicaid is not, nor is it expected to be, a material payor for us.

Regulation and Healthcare Reform

Numerous federal, state and local regulations regulate healthcare services. Some states into which we may expand have laws requiring facilities employing health professionals and providing health-related services to be licensed and, in some cases, to obtain a certificate of need (that is, demonstrating to a state regulatory authority the need for and financial feasibility of new facilities or the commencement of new healthcare services). Based on our operating experience to date, we believe that our business as presently conducted does not require certificates of need or other facility approvals or licenses. Our therapists, however, are required to be licensed. Failure to obtain or maintain any required certificates, approvals or licenses could have a material adverse effect on our business, financial condition and results of operations.

Regulations Controlling Fraud and Abuse. Various federal and state laws regulate the relationships between providers of healthcare services and physicians. These laws include Section 1128B(b) of the Social Security Act (the "Fraud and Abuse Law"), under which civil and criminal penalties can be imposed upon persons who pay or receive remuneration in return for referrals of patients who are eligible for reimbursement under the Medicare or Medicaid programs. We believe that our billing procedures and business arrangements are in compliance with these provisions. However, the provisions are broadly written and the full extent of their application is not currently known.

In 1991, the Office of the Inspector General ("OIG") of the United States Department of Health and Human Services issued regulations describing compensation arrangements that fall within a "Safe Harbor" and, therefore, are not viewed as illegal remuneration under the Fraud and Abuse Law. Failure to fall within a Safe Harbor does not mean that the Fraud and Abuse Law has been violated; however, the OIG has indicated that failure to fall within a Safe Harbor may subject an arrangement to increased scrutiny.

Our business of managing physician-owned physical therapy facilities is regulated by the Fraud and Abuse Law and falls outside the scope of the Safe Harbors. Nonetheless, we believe that these arrangements comply with the Fraud and Abuse Law, even though federal courts provide little guidance as to the application of the Fraud and Abuse Law to these arrangements. If our management contracts are held to violate the Fraud and Abuse Law, it could have a material adverse effect on our business, financial condition and results of operations.

In February 2000, the OIG issued a special fraud alert regarding the rental of space in physician offices by persons or entities to which the physicians refer patients. The OIG is concerned that in these arrangements, rental payments may be disguised kickbacks to the physician-landlords to induce referrals. The Fraud and Abuse Law prohibits knowingly and willfully soliciting, receiving, offering or paying anything of value to induce referrals of items or services payable by a federal healthcare program. We rent clinic space for a number of our clinics from referring physicians and have taken the appropriate steps that we believe are necessary to assure that all leases comply with the space rental Safe Harbor to the Fraud and Abuse Law.

Stark II. Provisions of the Omnibus Budget Reconciliation Act of 1993 (the "Stark Law") prohibits referrals by a physician for "designated health services" to an entity in which the physician or family member has an investment interest or other financial relationship, with several exceptions. This law applies to us.

The Stark Law covers a management contract with a physician group and any financial relationship between us and referring physicians, including any financial transaction resulting from a clinic acquisition. This law also prohibits billing for services rendered from a prohibited referral Several states have enacted laws similar to the Stark Law, but these state laws cover all (not just Medicare and Medicaid) patients. Many federal healthcare reform proposals in the past few years have expanded the Stark Law to cover all patients as well. As with the Fraud and Abuse Law, we consider the Stark Law in planning our clinics, marketing and other activities, and believe that our operations are in compliance with applicable law. If we fail to comply with the Stark Law our financial results and operations would be adversely affected. Penalties for violation include denial of payment for the services, significant civil monetary penalties, and exclusion from the Medicare and Medicaid programs.

HIPAA. In an effort to further combat healthcare fraud, Congress included several anti-fraud measures in the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). HIPAA created a source of funding for fraud control to coordinate federal, state and local healthcare law enforcement programs, conduct investigations, provide guidance to the healthcare industry concerning fraudulent healthcare practices, and establish a national data bank to receive and report final adverse actions. Additionally, HIPAA mandates the adoption of standards regarding the exchange of electronic healthcare information in an effort to ensure the privacy and security of patient information and standards relating to the privacy of health information and security of electronic health information. We must fully comply with the standards for the exchange of electronic healthcare information by October 16, 2003. We must fully comply with the standards relating to privacy of protected health information by April 14, 2003. Finally, we must comply with HIPAA standards for the security of electronic health information by April 21, 2005. Sanctions for failing to comply with HIPAA include criminal penalties and civil sanctions.

We cannot predict what effect, if any, the expanded enforcement authorities will have on our business. We believe that our operations comply with HIPAA requirements. We expect that our costs of compliance with HIPAA will not have a material effect on our business, financial condition or results of operations.

Other Regulatory Factors. Political, economic and regulatory influences are fundamentally changing the healthcare industry in the United States Congress, state legislatures and the private sector will continue to review and assess alternative healthcare delivery and payment systems. Potential alternative approaches include mandated basic healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, and price controls. Legislative debate is expected to continue in the future and market forces are expected to demand reduced costs. For instance, managed care entities, which represent an ever-growing percentage of healthcare payors, are demanding lower reimbursement rates from healthcare providers, and in some cases, are requiring or encouraging providers to accept capitated payments that may not allow providers to cover their full costs or realize traditional levels of profitability. We cannot predict what impact the adoption of any federal or state healthcare reform measures or future private sector reform may have on our business.

Competition

The healthcare industry generally, and the physical and occupational therapy businesses in particular, are highly competitive and undergo continual changes in the manner in which services are delivered and in which providers are selected. Competitive factors affecting our business include quality of care, cost, treatment outcomes, convenience of location, and relationships with and ability to meet the needs of referral and payor sources. Our clinics compete directly or indirectly with the physical and occupational therapy departments of acute care hospitals, physician-owned therapy clinics, other private therapy clinics and chiropractors.

Of these sources, we believe acute care hospital outpatient therapy clinics and private therapy clinic organizations are our primary competitors. We will face more intense competition as consolidation of the therapy industry continues through the acquisition of physician-owned and other privately-owned therapy practices.

We believe that our strategy of providing key therapists in a community with an opportunity to participate in clinic profitability provides us with a competitive advantage because their participation helps ensure the commitment of local management to the success of the clinic and minimizes turnover of managing therapists.

We also believe that our competitive position is enhanced by our strategy of locating our clinics, when possible, on the ground floor of office buildings and shopping centers with nearby parking, thereby making the clinics more easily accessible to patients. We also attempt to make the decor in our clinics less institutional and more aesthetically pleasing than hospital clinics. Finally, we believe that we can generally provide services at a lower cost than hospitals due to hospitals' higher overhead.

Employees

At December 31, 2002, we employed 1,239 total employees, of which 880 were full-time employees. At that date, none of our employees were governed by collective bargaining agreements or were members of unions. We consider our relations with our employees to be good.

In the states in which our current clinics are located, persons performing physical and occupational therapy services are required to be licensed by the state. All persons currently employed by us who are required to be licensed are licensed. We are not aware of any federal licensing requirements applicable to our employees.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our internet website at http://www.usphysicaltherapy.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Item 2. *Properties.*

We lease all of the properties used for our clinics under non-cancelable operating leases with terms ranging from one to five years, with the exception of two clinics located in Brownwood, Texas and Mineral Wells, Texas, which we own. In addition, we own a building relating to a closed facility, which is for sale, in Clovis, New Mexico. We intend to lease the premises in which new clinics will be located except in rare instances in which leasing is not a cost effective alternative. Our typical clinic occupies 1,500 to 3,000 square feet.

We also lease our executive offices located in Houston, Texas, under a non-cancelable operating lease expiring in June 2010. We currently occupy approximately 35,000 square feet of space (including allocations for common areas) at our executive offices and have the option to lease an additional 24,000 square feet.

Item 3. *Legal Proceedings.*

We are involved in litigation and other proceedings arising in the ordinary course of business. While the ultimate outcome of lawsuits or other proceedings cannot be predicted with certainty, we do not believe the impact of existing lawsuits or other proceedings would have a material impact on our business, financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of our security holders during the fourth quarter of 2002.

PART II

Item 5. *Market for Common Equity and Related Stockholder Matters.*

Price Quotations

Our common stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "USPH." As of March 18, 2003, there were 41 holders of record of our outstanding common stock. The range of Nasdaq reported trading prices shown below reflects the two-for-one stock split on January 5, 2001, to holders of record as of December 27, 2000 and the three-for-two stock split on June 28, 2001, to holders of record as of June 7, 2001. The reported quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	2002		2001	
Quarter	High	Low	High	Low
First	$19.00	$14.00	$15.25	$ 7.04
Second	20.31	15.25	21.37	8.58
Third	20.25	9.69	19.75	11.21
Fourth	13.31	9.05	20.47	13.85

In a May 1994 private offering, we issued $3 million in subordinated notes. The notes have the following material terms:

- Matures on June 30, 2004.
- Has a remaining principal balance of $2.3 million.
- Interest rate of 8% payable quarterly.
- Convertible into common stock at a conversion price of $3.33.

Since inception we have not declared or paid cash dividends or made distributions on our equity securities, and we do not anticipate that we will pay cash dividends or make distributions in the foreseeable future.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2002, including the 1992 Stock Option Plan, 1999 Employee Stock Option Plan, Executive Option Plan and Inducement option agreements.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans, Excluding Securities Reflected in 1st Column
Equity Compensation Plans Approved by Stockholders(1)	1,580,858	$6.71	215,114
Equity Compensation Plans Not Approved by Stockholders(2)	118,083	$9.23	208,413
Total	1,698,941	$6.89	423,527

(1) The 1992 Stock Option Plan, as amended (the "1992 Plan") permits us to grant to key employees and outside directors incentive and non-qualified options.

The Executive Option Plan (the "Executive Plan") permits us to grant to officers or our affiliates, options to purchase shares of our common stock. No further grants of options will be made under the Executive Plan.

(2) The 1999 Employee Stock Option Plan (the "1999 Plan") permits us to grant to certain non-officer employees non-qualified options to purchase shares of our common stock.

We granted Inducement options to certain individuals in connection with their offers of employment. Each inducement option has its own plan.

For further descriptions of the 1999 Plan and the Inducements, see "Financial Statements and Supplementary Data — Stock Option Plans" in Note 8 of Item 8.

Item 6. *Selected Financial Data.*

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	($ in thousands, except per share data)				
Net revenues	$94,739	$80,948	$63,222	$51,368	$44,837
Income before income taxes	$13,724	$11,503	$ 6,138	$ 3,962	$ 2,704
Net income	$ 8,488	$ 7,071	$ 3,735	$ 2,394	$ 1,596
Earnings per common share:					
Basic(1)	$ 0.77	$ 0.70	$ 0.40	$ 0.23	$ 0.15
Diluted(1)	$ 0.67	$ 0.55	$ 0.34	$ 0.23	$ 0.14
Total assets(2)	$41,033	$36,742	$22,970	$23,346	$24,362
Long-term debt, less current portion	$ 2,350	$ 3,021	$ 7,226	$ 8,087	$ 8,126
Working capital	$20,234	$19,130	$10,420	$12,493	$12,832
Current ratio(2)	8.10	6.03	4.14	6.79	5.45
Total long-term debt to total capitalization	0.07	0.12	0.46	0.43	0.41

(1) All per share information has been adjusted to reflect a two-for-one stock split on January 5, 2001, and a three-for-two stock split on June 28, 2001.

(2) A reclassification has been made in 2001 to conform to the presentation used for 2002. The reclassifications had no effect on net income.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

We operate outpatient physical and occupational therapy clinics that provide pre- and post-operative care and treatment for a variety of orthopedic-related disorders and sports-related injuries. At December 31, 2002, we operated 202 outpatient physical and occupational therapy clinics in 34 states. The average age of our clinics at December 31, 2002, was 4.15 years. We have developed 196 of the clinics and acquired six. To date, we have sold one clinic, closed 14 facilities due to substandard clinic performance, and consolidated three clinics with other existing clinics. We added 40 new clinics in 2002 and plan to open between 40 and 45 clinics in 2003.

In addition to our owned clinics, we also manage physical therapy facilities for third parties, primarily physicians, with five third-party facilities under management as of December 31, 2002.

Critical Accounting Policies

Critical accounting policies are those that have a significant impact on our results of operations and financial position involving significant estimates requiring our judgment. Our critical accounting policies are:

Revenue Recognition. We primarily bill third-party payors for services at standard rates. Net patient revenues are based on established billing rates, less allowances and discounts for patients covered by contractual programs. Payments received under these programs are based on predetermined rates and are generally less than the established billing rates of the clinics. Net patient revenues reflect reserves, evaluated monthly by management, for contractual and other adjustments agreed to or established with payors. Reimbursement for Medicare beneficiaries is based upon a fee schedule published by HHS. See "Our Business — Sources of Revenue" in Item 1.

Allowance for Doubtful Accounts. We review the accounts receivable aging and rely on prior experiences with particular payors at each clinic to determine an appropriate reserve for doubtful accounts. Historically, clinics that have large numbers of aged accounts generally have less favorable collection experience, and thus they require a higher allowance. Accounts that are ultimately determined to be uncollectible are written off against our bad debt allowance. The amount of our aggregate bad debt allowance is periodically reviewed for adequacy in light of current and historical experience.

Accounting for Income Taxes. As part of the process of preparing the consolidated financial statements, we must estimate our federal and state income tax liability, as well as assess temporary differences resulting from differing treatment of items (such as bad debt expense and amortization of leasehold improvements) for tax and for accounting purposes. The differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income, and if not, establish a valuation allowance.

Carrying Value of Long-Lived Assets. Our property and equipment, intangible assets and goodwill (collectively, our "long-lived assets") comprise a significant portion of our total assets at December 31, 2002 and 2001. We account for our long-lived assets pursuant to Statement of Financial Accounting Standards No. 142 and Statement of Financial Accounting Standards No. 144. These accounting standards require that we periodically, and upon the occurrence of certain events, assess the recoverability of our long-lived assets. If the carrying value of our property and equipment or intangible assets exceeds their undiscounted cash flows, we are required to write the carrying value down to estimated fair value. Also, if the carrying value of our goodwill exceeds the estimated fair value, we are required to allocate the estimated fair value to our assets and liabilities, as if we had just acquired it in a business combination. We then would write-down the carrying value of our goodwill to the implied fair value. Any such write-down is included as an impairment loss in our consolidated statement of operations. A degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. In addition, we may obtain independent appraisals in certain circumstances. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Accordingly, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

Accounting for Minority Interests. In the majority of our partnership agreements, the therapist partner begins with a 20% profit interest in his or her clinic partnership, which increases by 3% at the end of each year until his or her interest reaches 35%. Within the balance sheet and statement of operations we record partner therapist's profit interest in the clinic partnerships as minority interest in earnings of subsidiary limited partnerships. The Emerging Issues Task Force ("EITF") issued EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB No. 25 and FASB Interpretation No, 44", which provides specific accounting guidance relating to various incentive compensation issues. We have reviewed EITF 00-23 with respect to the partnerships structure and the accounting for minority interest and concluded that for partnerships formed after January 18, 2001, EITF 00-23 requires us to expense as compensation rather than as a minority interest in earnings, the clinic partner's interest in profits. Moreover, EITF 00-23 will also require, as to clinic partnerships formed after January 18, 2001, that we expense as compensation rather than capitalizing as goodwill, the purchase of minority interest in the partnerships. At this time we operate 43 wholly owned clinics without any minority interest. It is possible that due to this recent change in accounting practices we will increase our development of non-partnership clinics, and because of the revised method of accounting for clinic partnerships, we probably will expand the number of wholly owned clinics we have.

In accordance with the above, for the year ended December 31, 2002, we have classified $306,000 of the minority interests in earnings of subsidiary limited partnerships relating to the 26 partnerships formed after January 18, 2001, into salaries and related costs. As of December 31, 2002, $276,000 of undistributed minority interests related to the 26 partnerships is classified as other long-term liabilities. This change in classification had no effect on net income at December 31, 2002. No amounts were reclassified in 2001, due to the insignificant amount of minority interest in the 13 partnerships formed between January 18, 2001 and December 31, 2001. See "Minority Interest" (a subsection of "Significant Accounting Policies") — Note 2 in Item 8.

Selected Operating and Financial Data

The following table presents selected operating and financial data:

	For the Years Ended December 31,		
	2002	2001	2000
Working days	254	254	253
Average visits per day per clinic	22.1	22.9	21.8
Total patient visits	1,004,000	871,000	697,000
Per visit:			
Net revenues	$ 94.36	$ 92.94	$ 90.70
Salaries and related costs	(41.98)	(40.59)	(41.15)
Rent, clinic supplies and other	(20.63)	(20.20)	(21.45)
Provision for doubtful accounts	(1.66)	(2.22)	(2.29)
Contribution from clinics	30.09	29.93	25.81
Corporate office costs	(11.29)	(10.47)	(10.91)
Operating income	$ 18.80	$ 19.46	$ 14.90

Fiscal Year 2002 Compared to Fiscal Year 2001

Net Patient Revenues

Net patient revenues increased to $92.3 million for 2002 from $78.5 million for 2001, an increase of $13.8 million, or 18%, on a 15% increase in patient visits to 1,004,000. Net patient revenues from the 40 clinics opened during 2002 (the "2002 New Clinics") accounted for 21% of the increase, or $2.9 million. The remaining increase of $10.9 million in net patient revenues is attributable to the 162 clinics opened before 2002 (the "Mature Clinics"). Of the $10.9 million increase in net patient revenues from the Mature Clinics, $9.1 million was attributable to a 12% increase in the number of patient visits to 972,000, while $1.8 million was attributable to a 2% increase in the average net patient revenue per visit to $91.93.

Management Contract Revenues

Management contract revenues remained constant at $2.3 million for 2002 and 2001. We do not expect any significant expansion of our management contracting business.

Clinic Operating Costs

Total clinic operating costs as a percent of net revenues remained constant at 68% for 2002 and 2001.

- *Clinic Operating Costs — Salaries and Related Costs*

Salaries and related costs increased to $42.2 million for 2002 from $35.4 million for 2001, an increase of $6.8 million, or 19%. Approximately 27% of the increase, or $1.8 million, was attributable to the opening of the 2002 New Clinics. The remaining 73% increase, or $5.0 million, was attributable principally to increased staffing at the Mature Clinics to meet the increase in patient visits, coupled with an increase in bonuses earned by clinic directors at the Mature Clinics. Bonuses are based on the net revenues or operating profit generated by the individual clinics. Salaries and related costs as a percent of net revenues remained constant at 44% for 2002 and 2001.

- *Clinic Operating Costs — Rent, Clinic Supplies and Other*

Rent, clinic supplies and other increased to $20.7 million for 2002 from $17.6 million for 2001, an increase of $3.1 million, or 18%. Approximately 52% of the increase, or $1.6 million, was attributable to the 2002 New Clinics, while 48%, or $1.5 million, of the increase was incurred at the Mature Clinics. The increase in rent, clinic supplies and other for the Mature Clinics was primarily attributable to the fact that 8 of the 30 clinics opened during 2001 initiated operations in the fourth quarter, reflecting that 2002 was the first year in which they incurred a full year of expenses. Rent, clinic supplies and other as a percent of net revenues remained constant at 22% for 2002 and 2001.

- *Clinic Operating Costs — Provision for Doubtful Accounts*

The provision for doubtful accounts decreased to $1.7 million for 2002 from $1.9 million for 2001, a decrease of 14%, or $261,000. In 2002, provision for doubtful accounts for Mature Clinics decreased $319,000 as a result of our improved collection efforts, which was off-set by an increase of $58,000 in 2002 New Clinics. The provision for doubtful accounts as a percent of net revenues decreased to 1.8% in 2002 compared to 2.5% for 2001. The allowance for doubtful accounts as a percentage of total patient accounts receivable increased from 23% to 25% from December 31, 2001 to December 31, 2002. Gross days in accounts receivable decreased to 71 in December 31, 2002 from 81in the same period a year earlier. The provision for doubtful accounts for each period is based on a detailed, clinic-by-clinic review of overdue accounts.

Corporate Office Costs

Corporate office costs consist primarily of salaries and benefits of corporate office personnel, rent, insurance costs, depreciation and amortization, travel, legal, professional, marketing and recruiting fees. These costs increased to $11.3 million for 2002 from $9.1 million for 2001, an increase of $2.2 million, or 24%. Significant increases were incurred in salaries, recruiting fees and benefits related to additional personnel hired to support an increasing number of clinics, as well as depreciation expense, insurance costs and legal fees. Corporate office costs as a percent of net revenues increased to 12% in 2002 from 11% in 2001.

Interest Expense

Interest expense decreased $52,000, or 20%, to $214,000 for 2002 from $266,000 for 2001, primarily because of the conversion of a portion of our Series C Convertible Subordinated Note into 200,100 shares of our common stock in the second quarter of 2002. See "Factors Affecting Future Results — Convertible Subordinated Debt" in Item 7.

Minority Interests in Earnings of Subsidiary Limited Partnerships

Minority interests in earnings of subsidiary limited partnerships decreased $243,000, or 5%, to $4.9 million for 2002 from $5.2 million for 2001. The decrease primarily related to the repurchase of minority partners' interests, coupled with a change in accounting that requires us to record minority interests in earnings of subsidiary limited partnerships opened after January 18, 2001, as salaries and related costs. See "Acquisition of Minority Interests" and "Significant Accounting Policies" — Note 4 and 2, respectively, in Item 8.

Provision for Income Taxes

The provision for federal and state income taxes increased to $5.2 million for 2002 from $4.4 million for 2001, an increase of $804,000, or 18%, which was directly related to our 19% increase in current year income before income taxes. During 2002 and 2001, we provided for income taxes at an effective tax rate of 38% and 39%, respectively.

Fiscal Year 2001 Compared to Fiscal Year 2000

Net Patient Revenues

Net patient revenues increased to $78.5 million for 2001 from $60.7 million for 2000, an increase of $17.8 million, or 29%, on a 25% increase in patient visits to 871,000. Net patient revenues from the 30 clinics opened during 2001 (the "2001 New Clinics") accounted for 21% of the increase, or $3.7 million. The remaining increase of $14.1 million in net patient revenues is attributable to the 132 clinics opened before 2001 (the "2001 Mature Clinics"). Of the $14.1 million increase in net patient revenues from the 2001 Mature Clinics, $11.5 million was attributable to a 19% increase in the number of patient visits to 829,000, while $2.6 million was attributable to a 4% increase in the average net revenue per visit to $90.19.

Management Contract Revenues

Management contract revenues decreased to $2.3 million for 2001 from $2.4 million for 2000, a decrease of $58,000, or 2%. This decrease was primarily attributable to the termination at the end of the contract of a third-party management contract with a hospital in February 2001. We do not expect any significant expansion of our management contracting business.

Clinic Operating Costs

Total clinic operating costs as a percent of net patient revenues decreased to 68% in 2001 from 72% in 2000.

- *Clinic Operating Costs — Salaries and Related Costs*

Salaries and related costs increased to $35.4 million for 2001 from $28.7 million for 2000, an increase of $6.7 million, or 23%. Approximately 26% of the increase, or $1.7 million, was attributable to the opening of the 2001 New Clinics. The remaining 74% increase, or $5 million, was attributable principally to increased staffing to meet the increase in patient visits at the 2001 Mature Clinics, coupled with an increase in bonuses earned by clinic directors at the 2001 Mature Clinics. Bonuses are based on the net revenues or operating profit generated by the individual clinics. Salaries and related costs as a percent of total net revenues decreased to 44% in 2001 from 46% in 2000, reflecting increased patient visits and higher per-patient billings.

- *Clinic Operating Costs — Rent, Clinic Supplies and Other*

Rent, clinic supplies and other increased to $17.6 million for 2001 from $15 million for 2000, an increase of $2.6 million, or 17%. Approximately 50% of the increase, or $1.3 million, was attributable to the 2001 New Clinics, while 50%, or $1.3 million, of the increase was incurred at the 2001 Mature Clinics. The increase in rent, clinic supplies and other for the 2001 Mature Clinics was primarily attributable to the fact that 32% of the 28 clinics opened during 2000 initiated operations in the fourth quarter, reflecting that 2001 was the first year in which they incurred a full year of expenses. Rent, clinic supplies and other as a percent of total revenues decreased to 22% for 2001 from 24% for 2000, reflecting increased patient visits and higher per-patient billings.

- *Clinic Operating Costs — Provision for Doubtful Accounts*

The provision for doubtful accounts increased to $1.9 million for 2001 from $1.6 million for 2000, an increase of 21%, or $334,000. Approximately 24% of the increase, or $81,000, was attributable to the 2001 New Clinics. The remaining 76% increase, or $253,000, was attributable to the 2001 Mature Clinics. The provision for doubtful accounts as a percent of net patient revenues remained fairly constant at 2.5% for 2001 compared to 2.6% for 2000. The provision for doubtful accounts for each period is based on a detailed, clinic-by-clinic review of overdue accounts.

Corporate Office Costs

Corporate office costs consist primarily of salaries and benefits of corporate office personnel, rent, insurance costs, depreciation and amortization, travel, legal, professional, marketing and recruiting fees. These costs increased to $9.1 million for 2001 from $7.6 million for 2000, an increase of $1.5 million, or 20%. Significant increases were incurred in legal fees, travel, recruiting fees, as well as salaries and benefits related to additional personnel hired to support an increasing number of clinics. However, corporate office costs as a percent of net revenues decreased to 11% in 2001 from 12% in 2000. Corporate office expense in 2000 included $369,000 related to our discontinued surgery center initiative.

Interest Expense

Interest expense decreased $514,000, or 66%, to $266,000 for 2001 from $780,000 for 2000, primarily because of the conversion into shares of our common stock of $850,000 of convertible subordinated debt in the last quarter of 2000 and $4.2 million of convertible subordinated debt in the first quarter of 2001. See "Factors Affecting Future Results — Convertible Subordinated Debt" in Item 7.

Minority Interests in Earnings of Subsidiary Limited Partnerships

Minority interests in earnings of subsidiary limited partnerships increased $1.7 million, or 49%, to $5.2 million for 2001 from $3.5 million for 2000, reflecting the increase in aggregate profitability of those clinics in which clinic therapist partners accrue their portion of partnership income.

Provision for Income Taxes

The provision for federal and state income taxes increased to $4.4 million for 2001 from $2.4 million for 2000, an increase of $2 million, or 83%. During 2001 and 2000, we accrued income taxes at an effective tax rate of 39%.

Liquidity and Capital Resources

At December 31, 2002, we had $7.6 million in cash and cash equivalents compared to $8.1 million at December 31, 2001. Our cash and cash equivalents are available to fund the working capital needs of our operating subsidiaries, future clinic development, acquisitions and investments. Included in cash and cash equivalents at December 31, 2001 was $4.5 million in a money market fund invested in short-term debt instruments issued by an agency of the U.S. Government.

The decrease in cash of $511,000 from December 31, 2001 to December 31, 2002 is due primarily to cash used in financing activities of $13.4 million and $6.6 million in fixed asset and intangible purchases, offset by $19.5 million in cash provided by operating activities. In 2002, we used $10.5 million in cash to repurchase 795,600 shares of our common stock, made $5.2 million in distributions to minority investors in subsidiary limited partnerships and repaid a $701,000 note payable. Cash was provided by proceeds of $3 million from the exercises of stock options.

Our current ratio increased to 8.10 to 1.00 at December 31, 2002 from 6.03 to 1.00 at December 31, 2001. The increase in the current ratio is due primarily to a decrease in the current portion of notes payable.

At December 31, 2002, we had a debt-to-equity ratio of 0.07 to 1.00 compared to 0.12 to 1.00 at December 31, 2001. The decrease in the debt-to-equity ratio from December 31, 2001 to December 31, 2002 resulted from achieving net income of $8.5 million, the conversion of $667,000 in subordinated notes into common stock, and realizing proceeds of $3 million and tax benefits of $4.2 million from the exercise of stock options.

In 2002, $667,000 of a convertible subordinated note was converted into common stock, leaving a remaining balance of $2.3 million.

We do not currently have credit lines or other credit arrangements. Historically, we have generated sufficient cash from operations to fund our development activities and cover operational needs. We generally do not acquire new clinics through acquisitions of existing clinics, but prefer developing and opening new clinics, which we believe generally requires less capital. We currently plan to continue developing new clinics, although this strategy may change if attractive opportunities become available. We have from time to time purchased the minority interests of limited partners in our clinic partnerships. We may purchase additional minority interests in the future. Generally, any purchases of minority interests are expected to be accomplished using a combination of common stock and cash. We believe that existing funds, supplemented by cash flows from existing operations, will be sufficient to meet our current operating needs, development plans and any purchases of minority interests through at least 2003.

In 2002, we completed the repurchase of 795,600 shares for $10.5 million (including expenses). These purchases, combined with previous plan purchases bring total treasury stock purchases to 930,600 at December 31, 2002 pursuant to our stock purchase plan, which authorized 1,000,000 shares. On February 26, 2003, our Board of Directors ("Board") authorized a new share repurchase program of up to 250,000 additional shares of our outstanding common stock. As there is no expiration for this Board authorization, additional shares may be purchased from time to time in the open market or private transactions depending on price, availability and our cash position.

Recently Promulgated Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities that have legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 did not have a significant impact on our financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statements No. 13 and Technical Corrections," ("SFAS 145") which provides guidance for income statement classification of gains and losses on extinguishments of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for us beginning in 2003. We do not expect the adoption of SFAS 145 to have a material impact on our financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities," ("SFAS 146") which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF Issue No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 is effective for us beginning in 2003. We do not expect the adoption of SFAS 146 to have a material impact on our financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of charges in the entity's product warranty liabilities. The initial recognition and initial measurement provision of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We do not expect the adoption of FIN 45 to have a material impact on our financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123," ("SFAS 148") which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends certain disclosures under SFAS 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002. We continue to use the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for employee stock options and apply the disclosures required under SFAS 123.

Factors Affecting Future Results

Clinic Development

As of December 31, 2002, we had 202 clinics in operation, 40 of which opened in 2002. Our goal for 2003 is to open between 40 and 45 additional clinics if we can identify suitable geographic locations and physical and occupational therapists to manage the clinics. We expect to incur initial operating losses from the new clinics, which will impact our operating results. Generally we experience losses during the initial period of a new clinic's operation. Operating margins for newly opened clinics tend to be lower than more seasoned clinics because of start-up costs and lower patient visits and revenues. Patient visits and revenues gradually increases in the first year of operation, as patients and referral sources become aware of the new clinic. Revenues tend to increase significantly during the two to three years following the first anniversary of a clinic opening. Based on historical performance of our new clinics, the clinics opened in 2002 should favorably impact our results of operations beginning in 2003.

Convertible Subordinated Debt

In May 1994 we issued $3 million of 8% Convertible Subordinated Notes, Series C due June 30, 2004 (the "Series C Notes"). The Series C Convertible Subordinated Note is convertible at the option of the holder into the number of shares of our common stock determined by dividing the principal amount of the Notes being converted by $3.33 per share. In June 2002, $667,000 of the Series C Notes were converted by the note holders into 200,100 shares of common stock. The remaining principal amount under the Series C Note was $2.3 million at December 31, 2002 and $3 million at December 31, 2001. If our share price is not at or above $3.33 in June 2004, it is likely that the note holders would not convert and we would have to use cash to repay the remaining Series C Note. See "Note Payable" in Note 5 of Item 8.

The debt conversion increased our shareholders' equity by the carrying amount of the debt converted less unamortized deferred financing costs, thus improving our debt to equity ratio and favorably impacting results of operations and cash flow due to the interest savings in 2002 before income taxes of approximately $50,000.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

The Company does not maintain any derivative instruments, interest rate swap arrangements, hedging contracts, futures contracts or the like. Its only indebtedness as of December 31, 2002, was $2.3 million in Series C Convertible Subordinated Notes, described immediately above. See Note 5 of Item 8.

Item 8. ***Financial Statements and Supplementary Data.***

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
U.S. Physical Therapy, Inc.

We have audited the accompanying consolidated balance sheets of U.S. Physical Therapy, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Physical Therapy, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

KPMG LLP

Houston, Texas
March 7, 2003

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,610	$ 8,121
Patient accounts receivable, less allowance for doubtful accounts of $4,327 and $3,805, respectively	13,235	12,769
Accounts receivable — other	443	878
Other current assets	1,795	1,168
Total current assets	23,083	22,936
Fixed assets:		
Furniture and equipment	17,796	14,214
Leasehold improvements	9,310	7,389
	27,106	21,603
Less accumulated depreciation and amortization	16,693	13,798
	10,413	7,805
Goodwill, net of amortization of $335 and $335, respectively	5,590	4,519
Other assets, net of amortization of $505 and $501, respectively	1,947	1,482
	$ 41,033	$36,742
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable — trade	$ 624	$ 539
Accrued expenses	2,188	2,453
Estimated third-party payor (Medicare) settlements	33	113
Notes payable	4	701
Total current liabilities	2,849	3,806
Notes payable — long-term portion	17	21
Other long-term liabilities	273	—
Convertible subordinated notes payable	2,333	3,000
Minority interests in subsidiary limited partnerships	3,024	3,249
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred stock, $.01 par value, 500,000 shares authorized, zero shares outstanding	—	—
Common stock, $.01 par value, 20,000,000 shares authorized, 11,818,711 and 10,688,321 shares issued at December 31, 2002 and 2001, respectively	118	107
Additional paid-in capital	23,313	15,429
Retained earnings	21,608	13,120
Treasury stock at cost, 945,300 and 149,700 shares held at December 31, 2002 and 2001, respectively	(12,502)	(1,990)
Total shareholders' equity	32,537	26,666
	$ 41,033	$36,742

See notes to consolidated financial statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Net patient revenues	$92,343	$78,450	$60,667
Management contract revenues	2,284	2,311	2,369
Other revenues	112	187	186
Net revenues	94,739	80,948	63,222
Clinic operating costs:			
Salaries and related costs	42,150	35,351	28,683
Rent, clinic supplies and other	20,712	17,599	14,952
Provision for doubtful accounts	1,669	1,930	1,596
	64,531	54,880	45,231
Corporate office costs	11,334	9,120	7,607
Operating income	18,874	16,948	10,384
Interest expense	214	266	780
Minority interests in subsidiary limited partnerships	4,936	5,179	3,466
Income before income taxes	13,724	11,503	6,138
Provision for income taxes	5,236	4,432	2,403
Net income	$ 8,488	$ 7,071	$ 3,735
Basic earnings per common share	$ 0.77	$ 0.70	$ 0.40
Diluted earnings per common share	$ 0.67	$ 0.55	$ 0.34

See notes to consolidated financial statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Total Shareholders' Equity
	Shares	Amount			Shares	Amount	
Balance January 1, 2000	9,872	$ 99	$ 8,354	$ 2,314	(15)	$ (47)	$10,720
Proceeds from exercise of stock options	154	1	393	—	—	—	394
Tax benefit from exercise of stock options	—	—	255	—	—	—	255
Repurchase common stock	(1,695)	(17)	(6,258)	—	—	—	(6,275)
8% convertible subordinated notes converted to common stock	217	2	732	—	—	—	734
Net income	—	—	—	3,735	—	—	3,735
Balance December 31, 2000	8,548	85	3,476	6,049	(15)	(47)	9,563
Proceeds from exercise of stock options	780	8	2,271	—	—	—	2,279
Tax benefit from exercise of stock options	—	—	3,134	—	—	—	3,134
8% convertible subordinated notes converted to common stock	1,198	12	4,005	—	—	—	4,017
Purchase treasury stock	—	—	—	—	(135)	(1,943)	(1,943)
Common stock issued in purchase of minority interests	162	2	2,555	—	—	—	2,557
Purchase of fractional shares on three-for-two common stock split	—	—	(12)	—	—	—	(12)
Net income	—	—	—	7,071	—	—	7,071
Balance December 31, 2001	10,688	107	15,429	13,120	(150)	(1,990)	26,666
Proceeds from exercise of stock options	931	9	2,997	—	—	—	3,006
Tax benefit from exercise of stock options	—	—	4,228	—	—	—	4,228
8% convertible subordinated notes converted to common stock	200	2	665	—	—	—	667
Purchase treasury stock	—	—	—	—	(795)	(10,512)	(10,512)
Other	—	—	(6)	—	—	—	(6)
Net income	—	—	—	8,488	—	—	8,488
Balance December 31, 2002	11,819	$118	$23,313	$21,608	(945)	$(12,502)	$32,537

See notes to consolidated financial statements.

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2002	2001	2000
Operating activities			
Net income	$ 8,488	$ 7,071	$ 3,735
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,955	2,566	2,331
Minority interests in earnings of subsidiary limited partnerships	4,936	5,179	3,466
Provision for doubtful accounts	1,669	1,930	1,596
Loss on sale of fixed assets	—	3	35
Tax benefit from exercise of stock options	4,228	3,134	255
Deferred income taxes	(319)	(351)	(294)
Changes in operating assets and liabilities:			
Increase in patient accounts receivable	(2,135)	(3,998)	(2,692)
Decrease (increase) in accounts receivable — other	435	(426)	(68)
(Increase) decrease in other assets	(773)	(108)	203
Increase (decrease) in accounts payable and accrued expenses	(186)	414	378
Increase in other liabilities	306	—	—
Decrease in estimated third-party payor (Medicare) settlements	(80)	(242)	(84)
Net cash provided by operating activities	19,524	15,172	8,861
Investing activities			
Purchase of fixed assets	(5,565)	(3,344)	(2,827)
Purchase of intangibles	(1,071)	(53)	(10)
Proceeds on sale of fixed assets	2	21	35
Net cash used in investing activities	(6,634)	(3,376)	(2,802)
Financing activities			
Proceeds from notes payable	—	—	2,115
Payment of notes payable	(701)	(1,542)	(1,253)
Purchase of treasury stock	(10,512)	(1,943)	(6,275)
Proceeds from investment of minority investors in subsidiary limited partnerships	—	2	81
Proceeds from exercise of stock options	3,006	2,279	394
Other	(33)	(12)	(8)
Distributions to minority investors in subsidiary limited partnerships	(5,161)	(4,530)	(3,072)
Net cash used in financing activities	(13,401)	(5,746)	(8,018)
Net increase (decrease) in cash and cash equivalents	(511)	6,050	(1,959)
Cash and cash equivalents — beginning of year	8,121	2,071	4,030
Cash and cash equivalents — end of year	$ 7,610	$ 8,121	$ 2,071
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Income taxes	$ 869	$ 1,957	$ 2,639
Interest	$ 168	$ 268	$ 709

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

1. Organization, Nature of Operations and Basis of Presentation

U.S. Physical Therapy, Inc. and its subsidiaries (the "Company") develops, owns and operates outpatient physical and occupational therapy clinics. As of December 31, 2002, the Company owned and operated 202 clinics in 34 states. The clinics provide pre- and post-operative care and treatment for a variety of orthopedic-related disorders and sports-related injuries, treatment for neurologically-related injuries, rehabilitation of injured workers and preventative care. The clinics' business primarily originates from physician referrals. The principal sources of payment for the clinics' services are managed care programs, commercial health insurance, Medicare, workers' compensation insurance and proceeds from personal injury cases.

In addition to the Company's ownership of clinics, it also manages physical therapy facilities for third parties, including physicians, with five such third-party facilities under management as of December 31, 2002.

The consolidated financial statements include the accounts of U.S. Physical Therapy, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company operates through subsidiary clinic partnerships, in which the Company generally owns a 1% general partnership interest and a 64% limited partnership interest in the clinics. The managing therapist of each clinic owns the remaining limited partnership interest in the majority of the clinics. In some instances, the Company developed satellite clinic facilities as extensions of existing clinics, with the result that some existing clinic partnerships operate more than one clinic location.

2. Significant Accounting Policies

Common Stock Splits

On January 5, 2001, the Company effected a two-for-one common stock split in the form of a 100% stock dividend to stockholders of record as of December 27, 2000.

On June 28, 2001, the Company effected a three-for-two common stock split in the form of a 50% stock dividend to stockholders of record as of June 7, 2001.

All share and per share information included in the accompanying consolidated financial statements and related notes have been adjusted to reflect these stock splits.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company, pursuant to its investment policy, invests its cash in deposits with major financial institutions, in highly rated commercial paper and short-term treasury and United States government agency securities. Included in cash and cash equivalents at December 31, 2001 was $4.5 million in a money market fund invested in short-term debt instruments issued by an agency of the U.S. Government. On December 31, 2002, the Company held no highly liquid investments.

Long-Lived Assets

Fixed assets are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for furniture and equipment range from three to eight years. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease terms, whichever is shorter.

Non-compete agreements are being amortized on a straight-line basis over their respective terms, ranging from two to seven years.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that statement. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS 144 is effective for the Company January 1, 2002. The adoption of SFAS 144 did not have a significant impact on the Company's financial condition or results of operations.

The Company reviews property and equipment and intangible assets for impairment when certain events or circumstances indicate that the related amounts might be impaired. Also, the Company evaluates goodwill for impairment on an annual basis by comparing the fair value of its reporting segment units, as defined by SFAS 144, to their carrying values. For the year ended December 31, 2002, the fair value of the Company's reporting segment units exceeds the recorded carrying value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill

Goodwill represents the excess of costs over the fair value of the acquired business's assets. In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). Provisions of SFAS 142 that were effective for the Company January 1, 2002, require that goodwill and other intangible assets with indefinite lives no longer be amortized. SFAS 142 further requires the fair value of goodwill and other intangible assets with indefinite lives be tested for impairment upon adoption of this statement, annually and upon the occurrence of certain events and be written down to fair value if considered impaired. At December 31, 2002, the Company had approximately $5.6 million of unamortized goodwill. Amortization expense related to goodwill was $44,000 and $61,000 for the years ended December 31, 2001 and 2000, respectively. In accordance with SFAS 142, the Company did not have any amortization expense related to goodwill for the year ended ending December 31, 2002.

The following table reconciles previously reported net income as if SFAS 142 were in effect in 2001 and 2000. Net income excluding goodwill amortization expense is as follows:

	Year Ended December 31,		
	2002	2001	2000
Reported net income	$8,488	$7,071	$3,735
Add back: Goodwill amortization net of taxes	$ —	$ 27	$ 37
Adjusted net income	$8,488	$7,098	$3,772
Reported basic earnings per share	$ 0.77	$ 0.70	$ 0.40
Add back: Goodwill amortization net of taxes	—	—	0.01
Adjusted basic earnings per share	$ 0.77	$ 0.70	$ 0.41
Reported diluted earnings per share	$ 0.67	$ 0.55	$ 0.34
Add back: Goodwill amortization net of taxes	—	—	0.01
Adjusted diluted earnings per share	$ 0.67	$ 0.55	$ 0.35

Prior to the adoption of SFAS 142, goodwill was amortized using the straight-line method over 20 years.

Minority Interest

In the majority of the Company's partnership agreements, the therapist partner begins with a 20% profit interest in his or her clinic partnership, which increases by 3% at the end of each year until his or her interest reaches 35%. Within the balance sheet and statement of operations the Company records partner therapist's profit interest in the clinic partnerships as minority interest in earning of subsidiary limited partnerships. The Emerging Issues Task Force ("EITF") issued EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB No. 25 and FASB Interpretation No. 44", which provides specific accounting guidance relating to various incentive compensation issues. The Company has reviewed EITF 00-23 with respect to the partnerships structure and the accounting for minority interest and concluded that for partnerships formed after January 18, 2001, EITF 00-23 requires the Company to expense as compensation rather than as a minority interest in earnings, the clinic partner's interest in profits. Moreover, EITF 00-23 will also require, to clinic partnerships formed after January 18, 2001, that the Company expense as compensation rather than capitalizing as goodwill, the purchase of minority interest in the partnerships. At this time the Company operate 43 wholly owned clinics without any minority interest. It is possible that due to this recent change in accounting practices the Company will increase its development of non-partnership clinics, and because of the revised method of accounting for clinic partnerships, the Company probably will expand the number of wholly owned clinics we have.

In accordance with the above, for the year ended December 31, 2002, the Company has classified $306,000 of the minority interest in earnings of subsidiary limited partnerships relating to the 26 partnerships formed after January 18, 2001, into salaries and related costs. As of December 31, 2002, $276,000 of undistributed minority interests related to the 26 partnerships is classified as other long-term liabilities. This change in classification had no effect on net income at December 31, 2002. No amounts were reclassified in 2001, due to the insignificant amount of minority interest in the 13 partnerships formed between January 18, 2001 and December 31, 2001.

Revenue Recognition

Revenues are recognized in the period in which services are rendered and are reported at estimated net realizable amounts.

Net patient revenues are reported at the estimated net realizable amounts from insurance companies, third-party payors, patients and others for services rendered. The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. The Company determines allowances for doubtful accounts based on the specific agings and payor classifications at each clinic, and contractual adjustments based on historical experience and the terms of payor contracts. Net accounts receivable includes only those amounts the Company estimates to be collectible.

Reimbursement rates for outpatient therapy services provided to Medicare beneficiaries are established pursuant to a fee schedule published by the Department of Health and Human Services ("HHS"). Under the Balanced Budget Act of 1997 the total amount paid by Medicare in any one year for outpatient physical (including speech-language pathology) or occupational therapy to any one patient is limited to $1,500, except for services provided in hospitals. After a three year moratorium, this financial limitation on therapy services is set to be implemented for services rendered on or after July 1, 2003. The total amount paid by Medicare in any one year has been adjusted up to $1,590 and the full amount will be available for the six month period between July 1, 2003 and December 31, 2003. Effective January 1, 2004 this financial limitation, as adjusted for inflation, will be an annual limit.

Laws and regulations governing the Medicare program are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company's financial statements as of December 31, 2002. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from the Medicare program.

Income Taxes

The Company is required to estimate its federal and state income tax liability as well as account for temporary differences between its tax and accounting treatment of some of its expenses, such as bad debt expense and amortization of leasehold improvements. The differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. The Company must also assess the likelihood that deferred tax assets will be recovered from future taxable income, and if not recoverable, establish a valuation reserve.

Fair Values of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and notes payable — current portion approximate their fair values due to the short-term maturity of these financial instruments. The fair values of the long-term convertible subordinated notes are based on the Company's stock price and the number of shares that would be acquired upon conversion. Based upon the closing price of the Company's common stock on December 31, 2002 of $11.15, the fair value of the convertible subordinated notes was $7.8 million.

Use of Estimates

In preparing the Company's consolidated financial statements, management makes certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and related disclosures. Actual results may differ from these estimates.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Stock Options

The Company issues stock options to key employees and outside directors as described in Note 8. SFAS 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related FASB Interpretations, under which no compensation cost related to stock plans has been recognized in net income for the years ended December 31, 2002, 2001 and 2000.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma effect on net income for 2002, 2001 and 2000 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows (in thousands except for earnings per share information):

	2002	2001	2000
Actual net income	$8,488	$7,071	$3,735
Deduct: Total stock based compensation expense determined under the fair value method, net of taxes	831	508	342
Pro forma net income	$7,657	$6,563	$3,393
Earnings per share:			
Actual basic earnings per common share	$ 0.77	$ 0.70	$ 0.40
Actual diluted earnings per common share	$ 0.67	$ 0.55	$ 0.34
Pro forma basic earnings per common share	$ 0.70	$ 0.65	$ 0.37
Pro forma diluted earnings per common share	$ 0.60	$ 0.51	$ 0.31

The weighted-average fair value per share of options granted during the years ended December 31, 2002, 2001 and 2000 follows:

	December 31, 2002	December 31, 2001	December 31, 2000
1992 Plan	$10.59	$9.07	$1.41
1999 Plan	$ 8.52	$9.57	$1.89
Inducements	$ 8.66	$7.95	$1.29

The following weighted-average assumptions for 2002, 2001 and 2000 were used in estimating the fair value per share of the options granted under the stock option plans and assuming no dividends:

	2002	2001	2000
Risk-free interest rates	3.83%	5.15%	5.10%
Expected volatility	49.5%	45.9%	28.7%
Expected life (in years)	8	8	8

Recently Promulgated Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities that have legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 did not have a significant impact on the Company's financial condition or results of operations.

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statements No. 13 and Technical Corrections," ("SFAS 145") which provides guidance for income statement classification of gains and losses on extinguishments of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective beginning in 2003. The Company does not expect the adoption of SFAS 145 to have a material impact on the Company's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities," ("SFAS 146") which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF Issue No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and

Other Costs to Exit an Activity." SFAS 146 is effective beginning in 2003. The Company does not expect the adoption of SFAS 146 to have a material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of charges in the entity's product warranty liabilities. The initial recognition and initial measurement provision of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material impact on the Company's financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosures, an amendment of FASB Statement No. 123," ("SFAS 148") which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends certain disclosures under SFAS 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002. The Company continues to use the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for employee stock options and apply the disclosures required under SFAS 123.

3. Non-Cash Transactions

In June 2002, $667,000 of the Series C Notes were converted by a note holder into 200,100 shares of common stock. See "Notes Payable" in Note 5.

During September 2001 and December 2001 the Company purchased minority interest in two limited partnerships in the form of non-cash transactions. See "Acquisition of Minority Interests" in Note 4.

4. Acquisition of Minority Interests

On September 30, 2001, the Company purchased the 35% minority interest in a limited partnership which owns nine clinics in Michigan for consideration aggregating $2.1 million. At closing, the Company delivered 95,000 shares of restricted stock and a note payable for $630,000 which was paid in October 2001. This non-cash investing and financing transaction has been excluded from the consolidated statements of cash flows.

On December 31, 2001, the Company purchased the 35% minority interest in a limited partnership which owns four clinics in Michigan for consideration aggregating $1.5 million. At closing, the Company delivered 67,100 shares of restricted stock and a note payable for $435,000 which was paid in January 2002. This non-cash investing and financing transaction has been excluded from the consolidated statements of cash flows. Additionally, as part of the purchase, the Company agreed to pay the minority partner $261,000 of undistributed earnings which was paid in January 2002.

On January 31, 2002, the Company purchased a 10% minority interest in a limited partnership that owns four clinics in Michigan for $447,000. As part of the purchase, we paid the minority partner $65,000 in undistributed earnings.

On June 1, 2002, the Company purchased a 35% minority interest in a limited partnership for $220,000. Additional consideration may be paid in the future based upon clinic performance. The Company paid the minority partner $73,000 in undistributed earnings. In July the Company sold 17.5% of the purchased interest to another therapist for $220,000, payable from future profits of the partnership. The Company discounted the note receivable by 50% and is recognizing the gain as payments are made.

On June 1, 2002, the Company purchased a 5% minority interest in a limited partnership for $95,000. The Company also paid the minority partner $8,000 in undistributed earnings.

On August 31, 2002, the Company purchased the 30% minority interest in a limited partnership for $244,000 cash plus forgiveness of a $75,000 note receivable from the minority partner. The Company also paid the minority partner $19,000 in undistributed earnings.

On September 1, 2002, the Company purchased the 35% minority interest in a limited partnership for $54,000. Also on September 1, 2002, the Company purchased 65% of a speech therapy company for $26,000.

The Company's minority interest purchases were accounted for as purchases and accordingly, the results of operations of the acquired minority interest percentage are included in the accompanying financial statements from the dates of purchase. In addition, the Company is permitted to make, and has occasionally made, changes to preliminary purchase price allocation during the first year after completing the purchase. Goodwill has been recognized for the amount of the excess of the purchase price paid over the fair market value of the minority interest acquired and accounted for in accordance with SFAS 142.

The changes in the carrying amount of goodwill consisted of the following (in thousands):

	Year Ended December 31,	
	2002	2001
Beginning balance	$4,519	$ 897
Goodwill acquired during the year	1,052	3,703
Purchase accounting adjustments	19	(37)
Amortization expense	—	(44)
Ending balance	$5,590	$4,519

5. Notes Payable

In May 1994, the Company issued $3 million of 8% Convertible Subordinated Notes, Series C due June 30, 2004 (the "Series C Note"). The Series C Note is convertible at the option of the holder into shares of the Company common stock determined by dividing the principal amount of the Notes being converted by $3.33. The Series C Notes bear interest from the date of issuance at a rate of 8% per annum, payable quarterly. In June 2002, $667,000 of the Series C Notes were converted by a note holder into 200,100 shares of common stock. The remaining principal amount under the Series C Note was $2.3 million at December 31, 2002 and $3.0 million at December 31, 2001.

The Series C Notes are unsecured and subordinated in right of payment to all other indebtedness for borrowed money incurred by the Company.

In January 2001, $650,000 of an earlier series of notes was converted into 195,000 shares of common stock; at that time the Company exercised its right to require conversion of the remaining balance of $3.6 million of several outstanding series of notes into 1,002,500 shares of common stock.

Notes payable as of December 31, 2002 and 2001 consist of the following (in thousands):

	2002	2001
Promissory note with an 8% interest rate payable in equal monthly installments through March 19, 2007. This note is secured by one of the Company's clinics	$ 21	$ 25
8% Convertible Subordinated Notes, Series C, due June 30, 2004 with interest payable quarterly	2,333	3,000
Note payable for purchase of 35% minority interest in four Michigan clinics	—	697
	2,354	3,722
Less current portion	(4)	(701)
	$2,350	$3,021

Scheduled maturities as of December 31, 2002 are as follows (in thousands):

2003	$ 4
2004	2,338
2005	5
2006	5
2007	2
	$2,354

6. Related Party Transaction

During 2001 and 2000, the Company recognized interest expense of $6,000 and $415,000, respectively, relating to Convertible Subordinated Notes held by directors of the Company. For the year ended December 31, 2002, the Company had no debt which was held by a director of the Company.

7. Income Taxes

Significant components of deferred tax assets, included in long-term other assets on the balance sheet at December 31, 2002 and 2001, were as follows (in thousands):

	2002	2001
Deferred tax assets:		
Vacation accrual	$ 60	$ 69
Allowance for doubtful accounts	958	854
Depreciation	742	518
Net deferred tax assets	$1,760	$1,441

The differences between the federal tax rate and the Company's effective tax rate for the years ended December 31, 2002, 2001 and 2000 were as follows (in thousands):

	2002		2001		2000	
U.S. tax at statutory rate	$4,698	34.23%	$3,911	34.00%	$2,087	34.00%
State income taxes	482	3.51%	476	4.13%	280	4.56%
Nondeductible expenses	56	0.41%	45	0.40%	36	0.59%
	$5,236	38.15%	$4,432	38.53%	$2,403	39.15%

Significant components of the provision for income taxes for the years ended December 31, 2002, 2001 and 2000 were as follows (in thousands):

	2002	2001	2000
Current:			
Federal	$4,824	$4,067	$2,273
State	731	716	424
Total current	5,555	4,783	2,697
Deferred:			
Federal	(319)	(351)	(294)
State	—	—	—
Total deferred	(319)	(351)	(294)
Total income tax provision	$5,236	$4,432	$2,403

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, management believes that a valuation allowance is not required, as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

8. Stock Option Plans

The Company has in effect the following stock option plans:

The 1992 Stock Option Plan, as amended (the "1992 Plan") permits the Company to grant to key employees and outside directors of the Company incentive and non-qualified options to purchase up to 3,495,000 shares of common stock (subject to proportionate adjustments in the event of stock dividends, splits, and similar corporate transactions).

Incentive stock options (those intended to satisfy the requirements of the Internal Revenue Code) granted under the 1992 Plan are granted at an exercise price not less than the fair market value of the shares of common stock on the date of grant. The exercise prices of options granted under the 1992 Plan are determined by the Stock Option Committee. The period within which each option will be exercisable is determined by the Stock Option Committee (in no event may the exercise period of an incentive stock option extend beyond 10 years from the date of grant).

The Executive Option Plan (the "Executive Plan") permits the Company to grant to any officer of the Company or its affiliates, options to purchase up to 255,000 shares of common stock (subject to adjustments in the event of stock dividends, splits and similar corporate transactions). No further grants of options will be made under the Executive Plan. The exercise prices of the options granted under the Executive Plan were determined by the Stock Option Committee, and in the case of both incentive and non-qualified options, could not be less than the greater of 175% of the fair market value of a share of common stock on the date of grant or the par value per share of the stock. The period within which each option is exercisable was determined by the Stock Option Committee to be ten years from the date of grant.

The 1999 Employee Stock Option Plan (the "1999 Plan") permits the Company to grant to certain non-officer employees of the Company up to 300,000 non-qualified options to purchase shares of common stock (subject to proportionate adjustments in the event of stock dividends, splits, and similar corporate transactions). The exercise prices of options granted under the 1999 Option Plan are determined by the Stock Option Committee. The period within which each option will be exercisable is determined by the Stock Option Committee.

During 2002, 2001 and 2000, the Board of Directors of the Company granted Inducement options covering 10,000, 30,000 and 30,000 options, respectively to three individuals in connection with their offers of employment. During 2002 and 2000, 22,500 and 150,000 options were forfeited, respectively. The period within which each option will be exercisable is 10 years from the date of grant.

A cumulative summary of stock options as of December 31, 2002 follows:

Stock Option Plans	Authorized	Outstanding	Exercised	Exercisable	Available for Grant
1992 Plan	3,495,000	1,490,858	1,789,028	758,553	215,114
Executive Plan	255,000	90,000	165,000	90,000	—
1999 Plan	300,000	78,083	13,504	20,425	208,413
Inducements	47,500	40,000	7,500	—	—
Totals	4,097,500	1,698,941	1,975,032	868,978	423,527

A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000 and the changes during the years then ended is presented below:

	Number of Shares	Average Exercise Price
Outstanding at January 1, 2000	2,882,025	$3.23
Granted	442,137	3.33
Exercised	(154,350)	2.71
Forfeited	(188,025)	2.86
Outstanding at December 31, 2000	2,981,787	3.35
Granted	363,825	15.37
Exercised	(780,142)	3.06
Forfeited	(29,125)	3.81
Outstanding at December 31, 2001	2,536,345	5.10
Granted	171,550	17.54
Exercised	(930,290)	3.42
Forfeited	(78,664)	9.85
Outstanding at December 31, 2002	1,698,941	$6.89

The following tables summarize information about the Company's stock options outstanding as of December 31, 2002, 2001 and 2000, respectively contractual life in years):

	Outstanding Options as of 12/31/02	Exercise Price	Weighted Average Remaining Contractual Life	Exercisable	Exercise Price
1992 Plan	1,490,858	$ 2.81 – $18.04	6.5	758,553	$2.81 – $16.34
Executive Plan	90,000	$ 4.96 – $ 4.96	1.9	90,000	$4.96 – $ 4.96
1999 Plan	78,083	$ 2.81 – $16.34	7.7	20,425	$2.81 – $16.34
Inducements	40,000	$13.58 – $14.75	8.4	—	—
	1,698,941	$ 2.81 – $18.04	6.4	868,978	$2.81 – $16.34

	Outstanding Options as of 12/31/01	Exercise Price	Weighted Average Remaining Contractual Life	Exercisable	Exercise Price
1992 Plan	2,162,644	$ 2.08 – $16.34	6.3	1,196,746	$2.08 – $16.34
Executive Plan	218,250	$ 4.23 – $ 4.96	1.9	218,250	$4.23 – $ 4.96
1999 Plan	95,451	$ 2.81 – $16.34	8.3	12,282	$2.81 – $ 2.81
Inducements	60,000	$ 2.83 – $13.58	8.6	—	—
	2,536,345	$ 2.08 – $16.34	6.1	1,427,278	$2.08 – $16.34

	Outstanding Options as of 12/31/00	Exercise Price	Weighted Average Remaining Contractual Life	Exercisable	Exercise Price
1992 Plan	2,597,037	$ 2.08 – $4.15	6.4	1,085,207	$ 2.08 – $4.15
Executive Plan	255,000	$ 4.23 – $4.96	2.8	170,000	$ 4.23 – $4.96
1999 Plan	99,750	$ 2.81 – $4.15	9.1	—	—
Inducements	30,000	$ 2.83 – $2.83	9.1	—	—
	2,981,787	$ 2.08 – $4.96	6.2	1,255,207	$ 2.08 – $4.96

The following table summarizes information about the Company's stock options outstanding and range of exercise prices as of December 31, 2002:

Range of Exercise Prices	Outstanding Options as of 12/31/02
$ 2.81 – $ 3.61	972,364
$ 3.61 – $ 5.41	266,327
$12.63 – $14.43	30,000
$14.43 – $16.24	246,575
$16.24 – $18.04	183,675
	1,698,941

In total, the Company has 2,834,868 shares which are reserved for issuance under the 1992 Stock Option Plan, the Executive Option Plan, the 1999 Employee Stock Option Plan, two non-plan, non-qualifying option agreements and the Series C Notes.

9. Preferred Stock

The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series and to establish the number of shares to be included in each such series and the rights, powers, preferences and limitations of each series. There are no provisions in the Company's Articles of Incorporation specifying the vote required by the holders of preferred stock to take action. All such provisions would be set out in the designation of any series of preferred stock established by the Board of Directors. The bylaws of the Company specify that, when a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before the meeting, unless a different vote is required by law or the Company's Articles of Incorporation. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of preferred stock, preferences, powers, and rights, voting or otherwise, senior to the right of holders of common stock. The issuance of the preferred stock could have the effect of delaying or preventing a change in control of the Company.

10. Purchase of Common Stock

In September 2001, the Board of Directors ("Board") authorized the Company to purchase, in the open market or in privately negotiated transactions, up to 1,000,000 shares of its common stock. Shares purchased are held as treasury shares and may be used for such valid corporate purposes or retired as the Board deems advisable. During the year ended December 31, 2001, the Company purchased 135,000 shares of its common stock on the open market for a total of $1.9 million. During the year ending December 31, 2002, the Company purchased an additional 795,600 shares of its common stock on the open market for $10.5 million.

On February 26, 2003, the Board authorized a new share repurchase program of up to 250,000 additional shares of the Company's outstanding common stock. As there is no expiration for this Board authorization, additional shares may be purchased from time to time in the open market or private transactions depending on price, availability and the Company's cash position.

11. Defined Contribution Plan

The Company has a 401(k) profit sharing plan covering all employees with three months of service. The Company may make discretionary contributions of up to 50% of employee contributions. The Company recognized no contribution expense for the years ended December 31, 2002, 2001 and 2000.

12. Commitments and Contingencies

Operating Leases

The Company has entered into operating leases for its executive offices and clinic facilities. In connection with these agreements, the Company incurred rent expense of $6.4 million, $5.4 million and $4.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Several of the leases provide for an annual increase in the rental payment based upon the Consumer Price Index. The majority of the leases provide for renewal periods ranging from one to five years. The agreements to extend the leases specify that rental rates would be adjusted to market rates as of each renewal date.

The future minimum lease commitments for the next five years and in the aggregate as of December 31, 2002 are as follows (in thousands):

2003	$ 6,248
2004	5,555
2005	5,118
2006	3,676
2007	2,386
Thereafter	1,780
	$24,763

Employment Agreements

At December 31, 2002, the Company had an outstanding employment agreement with one of its executive officers for $250,000 annually, subject to adjustment to reflect positive performance, for a term extending through February 2004. The Company also had an outstanding consulting agreement with one of its directors for $95,000 annually for a term extending through May 2006.

In addition, the Company has outstanding employment agreements with the managing physical therapist partners of the Company's physical therapy clinics and with certain other clinic employees which obligate subsidiaries of the Company to pay compensation of $3.3 million in 2003 and $1 million in the aggregate from 2004 through 2006. In addition, each employment agreement with the managing physical therapists provides for monthly bonus payments calculated as a percentage of each clinic's net revenues (not in excess of operating profits) or operating profits. The Company recognized salaries and bonus expense for the managing physical therapists of $14.8 million, $12.3 million and $9.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Each employment agreement provides that the Company has the right to purchase the limited partnership interest in the clinic partnership for the amount of the partner's capital account upon termination of employment with the clinic partnership before the expiration of the initial term of employment. The employment agreements contain no provisions requiring the purchase by the Company of the therapist partner's interest in the clinic partnership in the event of death or disability, or after the initial term of employment. In addition, the employment agreements generally include non-competition and non-solicitation provisions which extend through the term of the agreement and for one to two years thereafter.

13. Earnings per Share

The computation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands, except per share data)

	2002	2001	2000
Numerator:			
Net income	$ 8,488	$ 7,071	$ 3,735
Numerator for basic earnings per share	8,488	7,071	3,735
Effect of dilutive securities:			
Interest on convertible subordinated notes payable	140	165	466
Numerator for diluted earnings per share-income available to common stockholders after assumed conversions	$ 8,628	$ 7,236	$ 4,201
Denominator:			
Denominator for basic earnings per share — weighted-average shares	10,975	10,109	9,230
Effect of dilutive securities:			
Stock options	1,226	2,025	717
Convertible subordinated notes payable	734	934	2,282
Dilutive potential common shares	1,960	2,959	2,999
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	12,935	13,068	12,229
Basic earnings per common share	$ 0.77	$ 0.70	$ 0.40
Diluted earnings per common share	$ 0.67	$ 0.55	$ 0.34

14. Selected Quarterly Financial Data (Unaudited)

	2002			
	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Net revenues	$21,636	$23,449	$23,232	$24,026
Income before income taxes	$ 3,353	$ 3,786	$ 3,284	$ 3,301
Net income	$ 2,076	$ 2,336	$ 2,018	$ 2,058
Earnings per common share:				
Basic	$ 0.19	$ 0.21	$ 0.18	$ 0.19
Diluted	$ 0.16	$ 0.18	$ 0.16	$ 0.17

	2001			
	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Net revenues	$18,930	$19,866	$20,582	$21,570
Income before income taxes	$ 2,466	$ 2,900	$ 2,965	$ 3,172
Net income	$ 1,512	$ 1,787	$ 1,825	$ 1,947
Earnings per common share:				
Basic	$ 0.15	$ 0.18	$ 0.18	$ 0.19
Diluted	$ 0.12	$ 0.14	$ 0.14	$ 0.15

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

Not applicable.

PART III

Item 10. ***Directors and Executive Officers of the Registrant.***

The information required by Items 401 and 405 of Regulation S-K is omitted from this Report as the Company intends to file its definitive annual meeting proxy materials within 120 days after its fiscal year-end and the information to be included therein in response to such Items is incorporated herein by reference.

Item 11. ***Executive Compensation.***

The information required by Item 402 of Regulation S-K is omitted from this Report as the Company intends to file its definitive annual meeting proxy materials within 120 days after its fiscal year-end and the information to be included therein in response to such Item is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management.***

For information required by Item 201(d) of Regulation S-K, see "Market for Common Equity and Related Stockholder Matters — Equity Compensation Plan Information" in Item 5. The information required by Item 403 of Regulation S-K is omitted from this Report as the Company intends to file its definitive annual meeting proxy materials within 120 days after its fiscal year-end and the information to be included therein in response to such Item is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions.***

The information required by Item 404 of Regulation S-K is omitted from this Report as the Company intends to file its definitive annual meeting proxy materials within 120 days after its fiscal year-end and the information to be included therein in response to such Item is incorporated herein by reference.

PART IV

Item 14. ***Control and Procedures.***

(a) Evaluation of Disclosure Controls and Procedures

Within 90 days prior to the filing date of this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures provide reasonable assurance that material information required to be included in our periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms.

(b) Changes in Internal Controls

In addition, we reviewed our internal controls, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K.***

(a)(1) The following consolidated financial statements of U.S. Physical Therapy, Inc. and subsidiaries are included in Item 8:

Consolidated Balance Sheets — December 31, 2002 and 2001

Consolidated Statements of Operations — years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Shareholders' Equity — years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows — years ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements — December 31, 2002

(2) The following consolidated financial statement schedule of U.S. Physical Therapy, Inc. is included in Item 15(d):

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) List of Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation of the Company (filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference).
3.2	Amendment to the Articles of Incorporation of the Company (filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference).
3.3	Bylaws of the Company, as amended (filed as an exhibit to the Company's Form 10-KSB for the year ended December 31, 1993 and incorporated herein by reference).
10.1	Form of 8% Convertible Subordinated Notes, Series C (filed as an exhibit to the Company's Form 8-K dated May 5, 1994 and incorporated herein by reference).
10.2	Registration Agreement for Series C Notes (filed as an exhibit to the Company's Form 8-K dated May 5, 1994 and incorporated herein by reference).
10.3†	1992 Stock Option Plan, as amended (filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference).
10.4†	Executive Option Plan (filed as an exhibit to the Company's Registration Statement on Form S-8 (33-63444) and incorporated herein by reference).
10.5†	1999 Employee Stock Option Plan (filed as an exhibit to the Company's Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).
10.6†	Second Amended and Restated Employment Agreement between the Company and Roy W. Spradlin (filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference).
10.7†	Non-Statutory Stock Option Agreement dated February 17, 2000 (filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference).
10.8†	Non-Statutory Stock Option Agreement dated February 7, 2001 (filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference.)
10.9†	Consulting agreement between the Company and J. Livingston Kosberg (filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference).
10.10†	Non-Statutory Stock Option Agreement dated February 26, 2002 (filed as an exhibit to the Company's S-8 dated February 10, 2003 and incorporated herein by reference.)
10.11	Partnership Interest Purchase Agreement between the Company and John Cascardo (filed as an exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference).
10.12*	First Amendment to the Consulting Agreement between the Company and J. Livingston — Kosberg
10.13*	First Amendment to Second Amended and Restated Employment Agreement between the Company and Roy W. Spradlin
21*	Subsidiaries of the Registrant
23.1*	Consent of KPMG LLP
99.1*	Certification of Periodic Report

* Filed herewith

† Management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K

No reports on Form 8-K were filed with the Securities and Exchange Commission during the quarter ended December 31, 2002.

Item 15. (d)

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES
(amounts in thousands)

COL. A	COL. B	COL. C		COL. D	COL. E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions-Describe	Balance at End of Period
YEAR ENDED DECEMBER 31, 2002:					
Reserves and allowances deducted from asset accounts:					
Allowance for uncollectible accounts	$3,805	$1,669	—	$1,147(1)	$4,327
YEAR ENDED DECEMBER 31, 2001:					
Reserves and allowances deducted from asset accounts:					
Allowance for uncollectible accounts	$2,780	$1,930	—	$ 905(1)	$3,805
YEAR ENDED DECEMBER 31, 2000:					
Reserves and allowances deducted from asset accounts:					
Allowance for uncollectible accounts	$2,014	$1,596	—	$ 830(1)	$2,780

(1) Uncollectible accounts written off, net of recoveries.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. PHYSICAL THERAPY, INC.
(Registrant)

By: /s/ J. MICHAEL MULLIN
J. Michael Mullin,
Chief Financial Officer
(principal financial and
accounting officer)

Date: March 31, 2003

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities as of the date indicated above.

By: /s/ ROY W. SPRADLIN
Roy W. Spradlin,
Chairman, President and Chief Executive Officer
(principal executive officer)

By: /s/ MARK J. BROOKNER
Mark J. Brookner,
Vice Chairman of the Board

By: /s/ JAMES B. HOOVER
James B. Hoover,
Director

By: /s/ ALBERT L. ROSEN
Albert L. Rosen,
Director

By: /s/ MARLIN W. JOHNSTON
Marlin W. Johnston,
Director

By: /s/ DANIEL C. ARNOLD
Daniel C. Arnold,
Director

By: /s/ BRUCE D. BROUSSARD
Bruce D. Broussard,
Director

CERTIFICATIONS

I, Roy Spradlin, certify that:

1. I have reviewed this annual report on Form 10-K of U.S. Physical Therapy, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ ROY SPRADLIN

ROY SPRADLIN
Chairman, President and Chief Executive Officer
(principal executive officer)

Date: March 31, 2003

CERTIFICATIONS

I, J. Michael Mullin, certify that:

1. I have reviewed this annual report on Form 10-K of U.S. Physical Therapy, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ J. MICHAEL MULLIN

J. Michael Mullin
Chief Financial Officer
(principal financial and accounting officer)

Date: March 31, 2003

:: directors

Roy W. Spradlin
chairman of the board
president and chief executive officer

Mark J. Brookner
vice chairman of the board

Daniel C. Arnold
private investor

Bruce D. Broussard
chief financial officer - US Oncology

James B. Hoover
founding managing partner - Dauphin Capital Partners

Marlin W. Johnston
health & human services consultant - Tonn & Associates

Albert L. Rosen
former general manager - San Fancisco Giants
private investor
Rancho Mirage, California

:: management

Roy W. Spradlin
chairman of the board
president and chief executive officer

J. Michael Mullin
chief financial officer

Stephen Rosenbloom
senior vice president

:: shareholder's **information**

Information Request

investors, analysts and others seeking financial information should contact:
J. Michael Mullin, chief financial officer
713.297.7000

Form 10-Q

copies of the company's form 10-Q and quarterly press release are available by writing the company
attention: J. Michael Mullin, chief financial officer
or via the company's website at
www.usphysicaltherapy.com

Corporate Headquarters

U.S. Physical Therapy, Inc.
1300 W. Sam Houston Parkway, Suite 300
Houston, Texas 77042
713.297.7000

Corporate Counsel

Andrews & Kurth
600 Travis, Suite 4200
Houston, Texas 77002

Independent Accountants

KPMG LLP
700 Louisiana
Houston, Texas 77002

Shareholder Services

shareholders desiring to change name, address or ownership of stock, to report lost certificates or to consolidate accounts, should contact U.S. Physical Therapy's transfer agent:

Continental Stock Transfer & Trust Company
2 Broadway
New York, New York 10004

:: CONCEPT AND DESIGN
U.S. Physical Therapy, Inc. :: marketing department

:: PHOTOGRAPHY
Getty Images, Inc. :: Hulton Archive
20th century historic photographs

:: PRINTER
Bowne :: a financial and commercial printer

This Annual Report is dedicated to the private and fund investors, analysts and even the internet message boards "quarterbacks" who have followed our company and recognized our value and potential.

USPh

U.S. PhYSICAL THERAPY, INC.

1300 W. Sam Houston Parkway, Suite 300 :: Houston, Texas 77042 :: 713.297.7000 :: 713.297.7090
www.usphysicaltherapy.com